Exhibit 99.3

SKY-MOBI LIMITED

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON DECEMBER 26, 2015

I/We
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Please Print Name(s)

of
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being (a) registered shareholder(s) of Sky-mobi Limited (the “Company”) with ordinary shares hereby appoint the Chairman of the AGM (as defined below) or

________________________________ of _____________________________

or failing him/her

________________________________ of _____________________________

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held at 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang, People’s Republic of China, at 2:00 P.M. (China Standard Time) on December 26, 2015 and at any adjournment of the AGM. My proxy is instructed to vote on resolutions as indicated below:

	Ordinary Resolution	For	Against	Abstain

1.	Proposal No. 1 — Retirement and re-election of Mr. Min Xu and Mr. Wei Zhou as Class B directors of the Company

2.	Proposal No. 2 — Ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2015

3.	Proposal No. 3 — Authorization of Mr. Michael Tao Song to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Dated: __________________________, 2015

Signed: ______________________________

Name: _______________________________

NOTES

1	The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign it.

2	If any proxy other than the Chairman of the AGM is preferred, please strike out the words “the Chairman of the AGM or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the AGM in person to represent you.

3	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

4	This form of proxy is for use by registered shareholders only. If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of an officer or attorney duly authorized for that purpose.

5	To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Sky-mobi Limited at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People ’s Republic of China or send it by facsimile to +(86) 571-8775-8616, in each case marked for the attention of Jason Chen not later than 7 days (i.e., December 18, 2015, 2:00 P.M.) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll.

6	Any alterations made to this form must be initialled by you.

7	Completing and returning this form will not prevent you from attending the AGM and voting in person should you so wish.

8	In the case of joint holders:

8.1	the senior should sign the form, but the names of all other joint holders should be stated on the form;

8.2	the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.